Exhibit 99.1

GLASS LEWIS RECOMMENDS SHAREHOLDERS VOTE “FOR”
GEAC’S SLATE OF DIRECTORS; ONTARIO TEACHERS’ PENSION PLAN ALSO
SUPPORTS GEAC BOARD NOMINEES

MARKHAM, ONTARIO and SOUTHBOROUGH, MA, September 7, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today announced that Glass Lewis & Co., a leading independent proxy advisory firm, has recommended that its clients vote to elect Geac’s slate of nominees to the Company’s Board of Directors.  In addition, a significant Geac shareholder, the Ontario Teachers’ Pension Plan (“OTPP”), an independent corporation with net assets of approximately $88 billion that is responsible for investing the fund’s assets and administering the pensions of Ontario’s 158,000 elementary and secondary school teachers and 101,000 retired teachers, has said publicly that it will vote for all of Geac’s Board nominees.

Geac’s Board nominees last week received the recommendation of Institutional Shareholder Services Canada (“ISS Canada”).  All of Geac’s eight current directors are standing for reelection at the Company’s annual meeting on September 13, 2005.

 Glass Lewis stated in its report, “We believe the Company has demonstrated its ability to create real value for shareholders, particularly since the management change in August 2003. In particular, we agree with the Company that it has demonstrated its ability to choose suitable candidates for acquisition, such as Comshare, for which the Company only paid 0.66 times revenue. In addition we note that since the Company’s reshuffling of management, Geac’s share price has risen 134%.”

The Glass Lewis report continues, “We do not believe the dissident nominees have demonstrated sufficient cause for removing the incumbent directors. While we understand that Crescendo has some apprehension regarding the sudden availability of a large amount of cash and credit, we believe the board has demonstrated its ability to effectively pursue strategic and accretive business opportunities. It is, in fact, the Company’s commendable performance over the past two years that has generated a good chunk of the available capital.  Furthermore, we find the withdrawal of Crescendo’s previous nominee, Gerry Smith, to be somewhat troubling. The abrupt change of nominees calls into question whether a suitably rigorous process was utilized by Crescendo to identify appropriate candidates.  Accordingly, we recommend that shareholders vote FOR all management nominees, and NOT VOTE the dissident “gold” card.”

C. Kent Jespersen, Non-Executive Chairman of Geac, said, “This endorsement from Glass Lewis comes on the heels of a similar endorsement that we received last week from ISS Canada. The fact that both Glass Lewis and ISS Canada have recommended our nominees, and that Ontario Teachers’ Pension

Plan is voting for our full slate, are resounding acknowledgments that this Company and its Board are working in the best interests of shareholders.”

Crescendo has targeted two of the current Geac Board members, Michael D. Marvin and Robert L. Sillcox, to be replaced by dissident nominees.  The Board believes these two directors have extensive, highly relevant experience and have made invaluable contributions to Geac.  Geac’s current Board members collectively have extensive industry and corporate governance experience and are dedicated to supporting Geac’s success through responsible and well-considered strategic actions that create and return value to all shareholders.

Geac encourages shareholders to vote to reelect Geac’s slate of eight directors.  Shareholders can vote by phone, internet or mail, and instructions can be found on the white proxy form.  If shareholders have questions about voting, they can contact Geac’s proxy solicitor, Georgeson Shareholder Communications, toll-free at (866) 765-7561.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

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For more information, please contact:

Denise DesChenes or Dan Gagnier of Citigate Sard Verbinnen at (212) 687-8080